Exhibit 99.11

Mercer Park Brand Acquisition Corp. Sets Closing Date for Merger with Glass House Group

TORONTO, June 21, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “BRND” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge (the “Glass House Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, is updating the status of its proposed merger with GH Group.

The Company and GH Group have agreed that the closing conditions of the transaction have been met and have set a closing date of on or about June 29, 2021. An amended Merger Agreement (and an amended form of Investor Rights Agreement) containing minor modifications to facilitate closing arrangements will be filed with Canadian securities regulatory authorities shortly.

As previously announced, with the business combination the Company and GH Group intend to create the largest cannabis brand-building platform in California, the world’s largest cannabis market.

GH Group will support its existing and future portfolio of brands with unmatched capacity and distribution in the state. The combined company has planned expansions to reach 6 million ft2 of cultivation in state- of-the-art greenhouses, representing by far the largest capacity of any cannabis operator in California and an anticipated retail footprint of 21 operational dispensaries by Q1 2022, more than double the next largest retail operator in the state.

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the Glass House Group Transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR  BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com